Exhibit 99.1

Medigus: ScoutCam Announces $1.45 Million Order to Provide Miniature

Camera Solution to Leading Fortune 500 Multinational Healthcare

Corporation

Tel Aviv, Israel, Jan. 30, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, today announced that ScoutCam Inc. (OTCQB: SCTC) (“ScoutCam”, owned 27% by Medigus), a leading provider of Predictive Maintenance (PdM) and Condition Based Monitoring (CBM) solutions, has received an order from a leading US-based, orthopedic, healthcare corporation to leverage ScoutCam’s proven video technologies and products into a first-of-its-kind, FDA cleared, minimally invasive surgical device.

Total revenues from miniature camera solution sales to this Fortune 500 customer are expected to amount to $2.5 million in 2023 and additional multiples of this amount in years to come.

“We are thrilled to partner with a like-minded company that brings ongoing innovations to deliver the highest quality medical device systems to patients worldwide”, said Yehu Ofer, CEO of ScoutCam. “The system, which utilizes ScoutCam’s micro video-based sensors, enables an expanded visibility that is vital to increase safety, lower downtime and provide insights to enhance surgical performance. This advanced visualization experience operates digitally and can reduce the requirement for a microscope to allow for a view of the surgical site. This top-notch medical device system has the capability to change orthopedic surgeries.”

About ScoutCam

ScoutCam is pioneering the Predictive Maintenance (PdM) and Condition Based Monitoring (CBM) markets with its visualization and AI platform. Providing video sensor-based solutions for critical systems in the aviation, transportation, and energy industries, ScoutCam leverages proven visual technologies and products from the medical industry. ScoutCam’s unique video-based sensors, embedded software, and AI algorithms are being deployed in hard-to-reach locations and harsh environments across a variety of PdM and CBM use cases. ScoutCam’s platform allows maintenance and operations teams visibility into areas which are inaccessible under normal operation, or where the operating ambience is not suitable for continuous real-time monitoring.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam Inc. (OTCQB: SCTC), and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE: GIX), Jeffs’ Brands and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statements when describing ScoutCam’s expected future earnings from the agreement with the Fortune 500 customer and the potential for ScoutCam’s technology to change orthopedic surgeries.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com